Exhibit 99.1
Regulatory release

Three and nine month periods ended September 30, 2025
Unaudited Condensed Financial Report
On October 30, 2025, Shell plc released the Unaudited Condensed Financial Report for three and nine month periods ended September 30, 2025, of Shell plc and its subsidiaries (collectively, “Shell”).

Contact – Media
International:	+44 (0) 207 934 5550
USA:	+1 832 337 4355